OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711 www.mirandagold.com

MIRANDA ACQUIRES RIGHTS TO PURCHASE

3.3% ROYALTY AT WILLOW CREEK and EXTENDS GOLD TORRENT

Vancouver, BC, Canada - October 22, 2015 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) reports that an agreement has been reached for Miranda to purchase from Daniel Renshaw (“Renshaw”) his 3.3% royalty held on the Willow Creek, Alaska project. Miranda holds the Willow Creek project under lease from Alaska Hardrock, Inc.

The parties have separated the Renshaw royalty into the area that covers the patented mining claims on the west side of the project (the “A Royalty”) and the area that covers the patented mining claims on the east side of the project (the “B Royalty”). The A Royalty covers the area, including the Coleman resource that will be initially developed and placed into production. The B Royalty covers ground that is prospective for exploration including the Bullion Mountain targets.

A Royalty – West Side Willow Creek Project

Miranda has agreed to purchase up to 100% of the A Royalty in a series of seven (7) contracts with each subsequent contract contingent on the prior contract being paid in full. Pursuant to each contract Miranda will purchase 0.4% to 0.5% % of the A Royalty for each cumulative US$143,000 paid at the rate of US$5,000 per month plus interest with the first payment commencing on October 31, 2015. As each contract is paid Miranda will register its ownership of the A Royalty purchased. If Miranda does not complete payment of any contract the remainder of the A Royalty will remain with Renshaw. The seven contracts will be over an aggregate period of up to 200 months, but such contracts and payments can be accelerated and paid off at any time, providing that Miranda pays Renshaw the full payment of an aggregate US$1,000,000 of principal so that Miranda will have purchased the entire 3.3% A Royalty.

In addition, Renshaw has agreed to grant Miranda the option to purchase the B Royalty which option may be exercised at any time provided that the A Royalty contracts are not in default. Miranda may purchase up to 100% of the B Royalty for the aggregate amount of US$500,000 in principal to be paid under terms, conditions and installments that are not inconsistent with those of the A Royalty.

Ken Cunningham, CEO of Miranda, remarked “I am very pleased to have come to this agreement with Dan Renshaw that resulted in a concept that works for all. It is not a guarantee that Miranda will buy the entire royalty but it provides Miranda with the opportunity to do so at a purchase price and payment schedule that does not overly burden Miranda and recognizes the early stage of development of the Willow Creek project. Miranda will purchase the royalties for its own account.”

Miranda entered into an exploration and option to joint venture agreement (the “Agreement”) with Gold Torrent, Inc. (“Gold Torrent”) on Willow Creek, effective November 5, 2014. The Agreement provides for the exploration for and possible development of mining of minerals on the Willow Creek project, the grant to Gold Torrent of the option and right to earn an interest in the Willow Creek project and to form a limited liability joint venture (the “Joint Venture”) on Gold Torrent completion of its initial work obligation in the amount of US$1,070,000 (the “Initial Earn-in Obligation”) by November 5, 2015. Contingent upon Gold Torrent completing an equity fund raise of not less than US$1 million by November 5, 2015, Miranda has agreed to extend all of the deadline dates in the Agreement by six months so that Gold Torrent would then have until May 5, 2016 to complete the Initial Earn-in Obligation and until May 5, 2018 to complete the US$10,000,000 to earn a 70% interest.

Ken Cunningham, CEO of Miranda, remarked: “In the spirit of co-operation Miranda has granted this extension once financing is secured. Gold Torrent is working tirelessly to get the funding in place to develop the Willow Creek project into production in a very difficult market.”

About Miranda

Miranda is a gold exploration company active in Colombia and Alaska whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Ltd., Prism Resources, and Gold Torrent and royalty relationships with Montezuma Mines Inc. and Nevada North Resources U.S.A., Inc.

For more information related to Miranda: Joe Hebert, Executive Vice President 775-340-0450

www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.